February 18, 2011

Ms. Aslynn Hogue
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Oculus Innovative Sciences, Inc.
Registration Statement on Form S-3
Filed December 23, 2010
File No. 333-171411

Dear Ms. Hogue:

I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”).  Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated January 13, 2011.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.  Furthermore, today we are filing Amendment 1 to the Form S-3.  The purpose of the Amendment is to add our legal opinion.  We have also made other non-substantive revisions, including changing certain dates in the Form S-3.

Comment 1:
We note the comments on your Form 10-K for the fiscal year ended March 31, 2010 that were issued on January 13, 2011. Please confirm that you will resolve any comments on your Form 10-K before requesting acceleration of the effective date of this registration statement.

Response 1:	We note the Staff’s comment. From a phone conversation with the Staff on February 11, 2011, we understand from the Staff that there are no further comments on the Form 10-K.

Please contact me if you have any questions, we are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly, Esq.

February 18, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attn:	Aslynn Hogue

Re:	Oculus Innovative Sciences, Inc.
Registration Statement on Form S-3
Filed December 23, 2010
File No. 333-171411

Form 10-K for the fiscal year ended March 31, 2010
Filed June 8, 2010
File No. 001-33216

Dear Ms. Hogue:

In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) on the Registration Statement on Form S-3 filed on December 23, 2010, the undersigned, being the Chief Executive Officer of Oculus Innovative Sciences, Inc., hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Oculus Innovative Sciences, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Oculus Innovative Sciences, Inc. acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to comments received from the Staff on the Form 10-K for the fiscal year ended March 31, 2010 filed on June 8, 2010, the undersigned, being the Chief Executive Officer of Oculus Innovative Sciences, Inc., hereby acknowledges that:

•	Oculus Innovative Sciences, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Oculus Innovative Sciences, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Amy Trombly, Esq. at (617) 243-0060 if you need anything further.

/s/ Hojabr Alimi Hojabr Alimi Chief Executive Officer